Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Tayto Sale Completion
Released	12:00 22-Sep-06
Number	3329J





Completion of Sale of Tayto Crisps Limited

Dublin, London, September 22, 2006: C&C Group plc ('C&C' or the 'Group'), a leading manufacturer, marketer and distributor of branded beverages in Ireland and the UK, today announced that it has completed the sale of Tayto Crisps Limited to Largo Food Exports Limited for a consideration of €62.3 million. Proceeds from this disposal will be applied towards debt reduction. Details of the sale were announced on 5 July, 2006.

Investors and analysts	Irish Media	International Media
Mark Kenny or Jonathan Neilan K Capital Source Tel: +353 1 631 5500 Email : c&cgroup@kcapitalsource.com	Paddy Hughes or Ann-Marie Curran Drury Communications Tel: +353 1 260 5000 Email: phughes@drurycom.com	Edward Orlebar M Communications Tel: +44 207 153 1523 Email: orlebar@mcomgroup.com

C&C Group plc

C&C Group plc is a leading manufacturer, marketer and distributor of branded beverages in Ireland and the UK. C&C manufactures the leading Irish cider brand, Bulmers, and the premium international cider brand, Magners, for export to the United Kingdom, the United States and Continental Europe. C&C also exports spirits and liqueurs, including premium Irish whiskey brand, Tullamore Dew, to over 80 international markets.

The Group's portfolio also comprises some of Ireland's leading beverage brands including Club soft drinks and Ballygowan bottled water. C&C also distributes within the Irish market several leading international brands, owned by third parties, including 7UP and Pepsi soft drinks and a wide portfolio of wines and spirits.

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